Exhibit 99.4

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600 Toronto, ON M5H 2S5

Telephone (416) 777-8500

Fax (416) 777-3969

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Denison Mines Corp.

We consent to the use of:

•	our report dated February 29, 2024 on the consolidated financial statements of Denison Mines Corp. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity and cash flow for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and

•	our report dated February 29, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023,

each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statements (Nos. 333-48174, 333-148915, 333-190121 and 333-224641) on Form S-8 of the Entity.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 28, 2024

Toronto, Canada